EXHIBIT 99.17

Bernard Peters
AMEC Minproc Limited

Consent of Expert

Reference is made to the Annual Report on Form 40-F/A (the “40-F/A”) of Entree Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a Qualified Person for the Lookout Hill Technical Report dated June 30, 2010, under the heading “Material Mineral Properties - Lookout Hill Property” in the Company’s Amended and Restated Annual Information Form for the year ended December 31, 2009, dated November 2, 2010, and in the 40-F/A.

Sincerely,

/s/ Bernie Peters
Name: Bernie Peters
Title:  Technical Director
Company:  AMEC Minproc Limited

AMEC Minproc Limited Level 3, 68 Grenfell Street Adelaide South Australia 5000 Australia Tel +61 (0) 8 8177 3600 Fax +61 (0) 8 8223 2784	PO Box 3262 Rundle Mall Adelaide South Australia 5000 Australia www.minproc.com ABN 52 008 992 694